The Gabelli Convertible and Income Securities Fund Inc.

One Corporate Center

Rye, New York 10580-1422

April 16, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street N.E.

Washington, D.C. 20549

RE:	The Gabelli Convertible and Income Securities Fund Inc.
(File No. 333-195589)

Ladies & Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), The Gabelli Convertible and Income Securities Fund Inc. (the “Fund”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form N-2, Registration No. 333-195589 (together with all exhibits thereto, the “ Registration Statement”), filed in connection with the proposed offering of the Fund’s securities on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement was originally filed with the Commission on April 30, 2014.

The Fund no longer anticipates conducting an offering of its securities pursuant to the Registration Statement. The Registrant Statement has not been declared effective by the Commission, and no securities were sold in connection with the offering described in the Registration Statement. The Fund believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

The Fund requests, in accordance with Rule 457(p) promulgated under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Fund for future use.

* * * * * *

U.S. Securities and Exchange Commission

April 16, 2018

If you have any questions regarding the foregoing application for withdrawal, please contact our counsel, Richard T. Prins of Skadden, Arps, Slate, Meagher & Flom LLP, at (212) 735-2790, Thomas A. DeCapo, at (617) 573-4814, or Kenneth E. Burdon, at (617) 573-4836.

Very Truly Yours,

THE GABELLI CONVERTIBLE AND INCOME SECURITIES FUND INC.

By:	/s/ Bruce N. Alpert
Name: Bruce N. Alpert
Title: President

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